File No. ______

                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.
                      ____________________________

                               Form U-3A-2

             Statement by Holding Company Claiming Exemption
            Under Rule U-2 From the Provisions of the Public
                   Utility Holding Company Act of 1935


                  To Be Filed Annually Prior to March 1


                   QUESTAR REGULATED SERVICES COMPANY
                            (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East First South Street, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation (Questar) which claims an exemption as a holding company under the Public Utility Holding Company Act of 1938 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Mountain Fuel Supply Company (Mountain Fuel) and Questar Pipeline Company (Questar Pipeline). Effective January 1, 1997, it will own the outstanding shares of common stock issued by Mountain Fuel and Questar Pipeline.

      Mountain Fuel is a Utah corporation with the same address noted above for Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Mountain Fuel also transports natural gas for industrial users in Utah and Wyoming. Mountain Fuel's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Mountain Fuel has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Mountain Fuel's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Mountain Fuel's Idaho natural gas service is regulated by the Public Service Commission of Utah.

      Questar Pipeline is a Utah corporation with its principal place of business at 79 South State Street, P. O. Box 11450, Salt Lake City, Utah 84147. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company.

      Regulated Services does not own any other companies. It does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. As of January 1, 1997, Regulated Services will have employees that were formerly employees of Mountain Fuel or Questar Pipeline that perform accounting, human resources, marketing, engineering, and communication services for such companies.

      2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

      Mountain Fuel was distributing natural gas to 592,738 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1995. Of these customers, 570,512 were located in Utah, 20,969 were located in southwestern Wyoming, 1,256 were located in southeastern Idaho, and one was located in western Colorado. Mountain Fuel owns and operates approximately 18,027 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 17,121 miles in its Utah distribution system.

      Under the terms of a settlement agreement among Mountain Fuel, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Mountain Fuel owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Mountain Fuel's retail natural gas customers. Gas owned by Mountain Fuel but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Mountain Fuel (including related royalty gas) constituted about 64 percent of Mountain Fuel's total gas supply in 1995 and is reflected in Mountain Fuel's rates at "cost-of-service" prices.

      As of September 1, 1993, Mountain Fuel became directly responsible for gas acquisition activities. Questar Pipeline transports the gas volumes purchased directly by Mountain Fuel and transports cost-of-service-gas owned by Mountain Fuel and produced by Wexpro. Mountain Fuel takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah and Wyoming. Mountain Fuel does not currently own any interstate transmission lines or gas manufacturing plants.

      3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

           (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

      During the 1995 calendar year, Mountain Fuel sold 83,160,000 decatherms ("Dth") of natural gas, including 73,950,000 Dth at retail, and transported 59,569,000 Dth of natural gas. (Mountain Fuel generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Mountain Fuel's gas system, each Mcf of natural gas contains approximately 1.07 Dth.) (For purposes of this report, Mountain Fuel's "retail" customers are general service or residential and commercial customers. The term "wholesale" refers to industrial sales.) Mountain Fuel's total revenues for 1995 were $362,769,000, of which $326,857,000 were attributable to its operations in Utah, $16,380,000 were attributable to its operations in Wyoming, $121,000 were attributable to its operations in Colorado, and $706,000 were attributable to its operations in Idaho. (Mountain Fuel's total 1995 revenues included $18,705,000 in addition to revenues from gas deliveries.) Mountain Fuel did not distribute any manufactured gas during such calendar year. Neither Regulated Services nor Questar Pipeline made any retail distribution or sales of natural gas or manufactured gas during 1995.

           (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

      During the 1995 calendar year, Mountain Fuel distributed at retail 3,354,000 Dth of natural gas outside the state of Utah, Mountain Fuel's state of incorporation.

           (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

      During 1995, Mountain Fuel sold at wholesale outside the state of Utah, or at the state line of such state, 302,000 Dth of natural gas. Mountain Fuel, during 1995, also transported 6,343,000 Dth of natural gas to customers in Wyoming. Mountain Fuel did not sell at wholesale any manufactured gas during 1995. Neither Regulated Services nor Questar Pipeline sold at wholesale any natural gas or manufactured gas during 1995.

           (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

      During the 1995 calendar year, Mountain Fuel purchased 17,279,000 Dth of natural gas or approximately 21 percent of its total gas supply outside the state of Utah or at the state line. Regulated Services did not purchase any gas volumes.

      4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

           (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None. Regulated Services nor any of its affiliates has any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

           (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

           (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

           (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

      None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                                EXHIBIT A

      A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

      The following exhibits are attached to and made a part of this filing:

Exhibit A-1         Pro Forma Consolidating Statement of Income of Questar
                    Regulated Services Company as of December 31, 1995.

Exhibit A-2         Pro Forma Statement of Common Shareholder's Equity,
                    Questar Regulated Services Company.

Exhibit A-3         Pro Forma Consolidating Balance Sheet of Questar
                    Regulated Services Company as of December 31, 1995.

                                EXHIBIT B

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data Schedule.

     The requested Financial Data Schedule information has been submitted.

                                EXHIBIT C

     An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     None.

     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 31st day of December, 1996.



                                 QUESTAR REGULATED SERVICES COMPANY

Attest:


/S/ Connie C. Holbrook           By   /S/ D. N. Rose
Connie C. Holbrook                    D. N. Rose
Secretary                             President and Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           Connie C. Holbrook
                                Secretary
                   Questar Regulated Services Company
                  180 East First South, P.O. Box 45360
                     Salt Lake City, Utah 84145-0360

Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY
PRO FORMA CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1995
(Unaudited)
(In Thousands)

                                                              Questar      Total       Inter-   Consolidated
                                     Mountain     Questar    Regulated     Before     company     Questar
                                        Fuel      Pipeline   Services      Elimi-      Trans-    Regulated
                                     Supply Co.     Co.         Co.       -nations    actions   Services Co.

REVENUES                               $358,758     $36,780                $395,538                $395,538
  Intercompany transactions               4,011      57,992                  62,003     $54,117       7,886
    TOTAL REVENUES                      362,769      94,772                 457,541      54,117     403,424

OPERATING EXPENSES:
  Natural gas purchases                 190,606                             190,606      54,082     136,524
  Operating and maintenance              93,384      34,003                 127,387          35     127,352
  Depreciation and amortization          25,469      12,911                  38,380                  38,380
  Other taxes                             9,588       3,370                  12,958                  12,958
    TOTAL OPERATING EXPENSES            319,047      50,284                 369,331      54,117     315,214

    OPERATING INCOME                     43,722      44,488                  88,210                  88,210

INTEREST AND OTHER INCOME                 4,232         524                   4,756                   4,756
EARNINGS FROM AFFILIATES                              1,220                   1,220                   1,220
DEBT EXPENSE                            (16,580)    (13,472)                (30,052)                (30,052)

    INCOME BEFORE INCOME TAXES           31,374      32,760                  64,134                  64,134

INCOME TAXES                              7,706      11,492                  19,198                  19,198

INCOME FROM CONTINUING
   OPERATIONS                            23,668      21,268                  44,936                  44,936

DISCONTINUED OPERATIONS - Questar
   Gas Management Company                             3,380                   3,380                   3,380

    NET INCOME                          $23,668     $24,648                 $48,316                 $48,316

Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
PRO FORMA STATEMENT OF COMMON SHAREHOLDER'S EQUITY
(Unaudited)
(Dollars In Thousands)

                                                             Additional
                                    Common Stock              Paid-in     Retained
                                       Shares      Amount     Capital     Earnings
Balances at January 1, 1995                         $29,525    $123,909    $270,984
  Issuance of common stock  (1)             100                       1
  1995 net income                                                            48,316
  Dividends
    Preferred stock                                                            (483)
    Common stock                                                            (39,000)
  Redemption cost                                                                (1)
Balances at December 31, 1995               100     $29,525    $123,910    $279,816

(1)  Questar Regulated Services Co. has 1 million shares of
$.01 par value stock authorized and issued 100 shares November
22, 1996.

Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY
PRO FORMA CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1995
(Unaudited)
(In Thousands)

                                                              Questar      Inter-   Consolidated
                                      Mountain    Questar    Regulated    company     Questar
                                        Fuel      Pipeline   Services      Trans-    Regulated
                                     Supply Co.     Co.         Co.       actions   Services Co.
CURRENT ASSETS

  Cash and short-term investments        $1,466      $1,013                              $2,479
  Notes receivable from Questar Gas
    Management Co.                                   16,692                              16,692
  Federal income taxes receivable         3,971        (353)                              3,618
  Accounts and notes receivable          63,671      13,706           1      (4,061)     73,317
  Inventories                            20,915       2,310                              23,225
  Prepaid expenses and deposits           3,843       2,157                               6,000
   TOTAL CURRENT ASSETS                  93,866      35,525           1      (4,061)    125,331

PROPERTY, PLANT AND EQUIPMENT           784,466     547,831                           1,332,297
  Less allowances for depreciation      302,619     183,840                             486,459
    NET PROPERTY, PLANT
     AND EQUIPMENT                      481,847     363,991                             845,838

INVESTMENT IN DISCONTINUED
   OPERATIONS                                        27,755                              27,755
INVESTMENT IN AND ADVANCES
   TO AFFILIATES                                      9,084     433,250    (433,250)      9,084
OTHER ASSETS                             24,548      11,903                              36,451
                                         24,548      48,742     433,250    (433,250)     73,290
                                       $600,261    $448,258    $433,251   ($437,311) $1,044,459

CURRENT LIABILITIES

  Notes payable to Questar Corp.        $56,100     $15,200                             $71,300
  Accounts payable and accrued
    expenses                             61,800      12,433                  (4,061)     70,172
  Purchased-gas adjustments               9,182                                           9,182
    TOTAL CURRENT LIABILITIES           127,082      27,633                  (4,061)    150,654

LONG-TERM DEBT                          175,000     134,525                             309,525
DEFERRED CREDITS                         16,029       5,346                              21,375
DEFERRED INVESTMENT TAX CREDITS           7,157         114                               7,271
DEFERRED INCOME TAXES                    61,391      56,035                             117,426
CUMULATIVE PREFERRED STOCK                4,957                                           4,957

COMMON SHAREHOLDER'S EQUITY
  Common stock                           22,974       6,551                              29,525
  Additional paid-in capital             41,875      82,034     433,251    (433,250)    123,910
  Retained earnings                     143,796     136,020                             279,816
    TOTAL COMMON SHAREHOLDER'S
      EQUITY                            208,645     224,605     433,251    (433,250)    433,251
                                       $600,261    $448,258    $433,251   ($437,311) $1,044,459